

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 1, 2017

<u>Via E-Mail</u>
Margaret Stapleton
Executive Vice President, Principal Financial/Accounting Officer
Century Casinos, Inc.
455 E. Pikes Peak Avenue, Suite 210
Colorado Springs, Colorado 80903

> **Re: Century Casinos, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 26, 2017**
> **File No. 333-218282**

Dear Ms. Stapleton:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Douglas R. Wright
      Faegre Baker Daniels LLP